Iwona Kozak, Director Stream Communications +48-22-842-7666 Iwona.Kozak@streamcn.com	Maura Gedid Breakstone Group 646-452-2335 mgedid@breakstone-group.com

STREAM COMMUNICATIONS GIVES ADDITIONAL DETAIL ON AGREEMENT WITH PRIVATE EQUITY INVESTOR PENTA INVESTMENTS LIMITED

WARSAW, Poland, March 20, 2008 - Stream Communications Network & Media Inc. ("Stream Communications" or the "Company") (OTC Pink Sheets: SCNWF & FSE: TPJ), the broadband cable company offering cable TV, high-speed Internet and VoIP services in Poland, today announced additional details of the agreement to sell a majority interest in its wholly-owned Polish subsidiary, Stream Communications Sp. Z o.o.("Stream Poland") to Penta Investments Limited ("Penta"), the private equity firm with approximately Euro 862 million in assets and significant investments in Central Europe.

TRANSACTION OUTLINE

According to the Share Purchase Agreement ("the Agreement") signed between Penta and Stream Communications on December 17, 2007 and closed on February 21, 2008, Penta will invest up to PLN 150,000,000 into the Company over two phases.

The First Phase of Financing

As previously announced and completed on February 22, 2008, the first phase of this financing includes:

  Penta purchased 15,640 existing shares in Stream Poland from Stream Canada for PLN 21,637,052 [US $8.3 million].

    From these proceeds Stream Canada repaid an outstanding debt to Barrington Wedgewood in the amount of US $3.2 million (after a discount of approximately USD $480,000 for early repayment).

    The remaining funds will be used for development of new projects in telecommunication sector, working capital, including the cost of moving the Company to a recognized exchange;

  Penta purchased 16,900 of newly issued shares in Stream Poland for PLN 23,380,190 [US $ 9.6 million], bringing Penta's ownership in Stream Poland to 51% at closing.

    Approximately US$2.7 million of the proceeds from the newly issued shares were used to repay a subsidiary of Penta that lent Stream Poland proceeds sufficient to redeem bonds early per the Company's announcement dated December 27, 2007.

    The remaining US$6.9 million of the proceeds from the newly issued shares will be used to finance further growth of the company.

The Second Phase of Financing

Additionally, Penta has made a commitment to provide further capital to finance a second phase of investment to be utilized exclusively on additional cable TV network acquisitions, the modernisation of networks and the introduction of new services. The terms of the second phase of investment are the same as the first phase, with new shares in Stream Poland issued for proceeds of over PLN 100,000,000 [approximately USD $44.35 million at current exchange rates].

Leverage Goals for the Transaction

During phases 1 and 2, Penta has committed to assist Stream Poland in arranging debt financing that will enable it to maintain a debt to equity structure that is both conservative and sufficient to realize the growth objectives of the company. The Company is targeting a 2:1 debt to equity structure during the Penta investment period.

GROWTH STRATEGY

Operational goals for Stream Poland include the following: Increasing the number of subscribers through acquisitions and organic growth, full system bidirectionality by the end of 2009, as well as the capability for delivery of digital television, internet access, and VOIP services.

NEW MANAGEMENT

Penta Investment will participate in the governance of Stream Poland via two appointments each to a Management Board consisting of three members, and two appointments to a Supervisory Board consisting of three members.

The goal of the Management Board is to manage the day to day operations of Stream Poland and to implement its acquisition and integration strategy successfully. Its members are:

Chief Executive Officer Andrzej Strehlau and Chief Operations Officer Vladimir Petrzilka were appointed in January 2007. These two senior operating executives have 17 and 18 years of experience in the cable business respectively. Mr. Strehlau held various executive and managerial positions with some of the largest cable TV operators in Poland and has been actively involved in the consolidation of the sector. His experience includes acquisitions, mergers, post-acquisition integration of companies on the legal, marketing and operational levels, and the commercialization of double and triple play services. Among other roles, Mr. Petrzilka served as CTO of Karneval Media, the second largest cable operator in the Czech Republic, where he was responsible for the implementation of digital cable TV and the integration of networks into a common countrywide operation. Karneval was sold to Liberty Global in 2006 for USD $415 million. For more information on their backgrounds, please see the Stream Communications press release issued Jan 17, 2008.

Chief Commerce Officer Tomasz Danowski will head the Stream Poland Sales and Marketing function. Mr. Danowski has several years of experience in this field from Multimedia Polska, where he was responsible for implementation of new product strategies and their financial effectiveness, managed 6 regional offices with over 400 employees, including customer service and sales staff. Multimedia Polska is a cable television, broadband internet and fixed-line telephony provider with a total of 601,000 customers in the northwest and the southern parts of Poland. The Company recently rolled out digital television for cable subscribers and is planning to launch new services such as video on demand (VoD), high-definition TV (HDTV) and mobile services as a virtual operator (MVNO).

In addition, an Acquisitions Department has been established with Bartosz Sarnowski as Director. Mr. Sarnowski brings several years of experience in the Polish cable sector, most notably acquisitions he worked on with Multimedia Polska, where his responsibilities included valuing, negotiating and acquiring cable networks.

The role of the Supervisory Board is to approve the overall direction of the company via its business plan and monitor its financial results.

The members of the Supervisory Board include:

Jan Rynkiewicz - Chairman, Stream Communications

Michal Tomanek - Executive member, [Investment Director, Penta Investments]

Jan Evan - Member, [Legal Counsel, Penta Investments]

MINORITY SHAREHOLDERS RIGHTS

The rights of Stream Communications, the minority shareholder in Stream Poland, include the following, among others:

- Representation on the Supervisory Board

- Representation on the Management Board

- Joint input in drafting the Stream Poland Business Plan, the blueprint for Stream Poland's growth over the life of the Penta investment.

- Matters core to Stream Poland's business require 90% approval via a shareholders vote, allowing Stream Canada to veto and or compel negotiation on these matters, if necessary.

- Shareholder exit is not permitted during the first year of the agreement.

- A "Tagalong Option" means that Stream Canada is entitled to exit via a sale of its interest in Stream Poland at the same time that Penta does.

- A "Put Option" provides a mechanism for Stream Canada to exit by the 4th year after closing, if the opportunity has not been taken sooner.

QUOTE FROM JAN RYNKIEWICZ, CEO OF STREAM

"The equity position that Penta has taken represents an extremely significant step for the growth of our Company. The agreement offers us equity financing, access to less expensive and more flexible debt financing, and access to management expertise in the structuring of acquisitions. With Penta's assistance, we have put the resources in place to implement the acquisition strategy we have identified. Together we have assembled a strong team with the expertise, credibility and a strong understanding of acquiring, integrating and running cable companies, with experience brought from the largest cable companies in Poland and the Czech Republic. Our new management possesses the necessary experience and credibility in the marketplace to play a significant role in consolidating the Polish cable market and building a dynamic cable operation."

About Stream Communications

Stream is a broadband cable company and offers cable TV, high-speed Internet and VoIP services in Poland. Stream is the seventh largest cable TV operator in Poland, focusing on the densely populated markets of Southern Poland.

About Penta Investments

Penta is a Czech and Slovak private equity group established in 1994. The company focuses on buyout, growth, and restructuring projects in the Central and Eastern European markets. Its portfolio companies employ over 20 thousand people and provide services to several million customers on a daily basis. For more information on Penta, please see http://www.pentainvestments.com/en/.

Safe Harbor for Forward-Looking Statements

Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, the ability to acquire and develop specific projects, the ability to fund operations and changes in consumer and business consumption habits and other factors over which Stream Communications Network and Media Inc. has little or no control.